Exhibit 11.1

Earnings per share is based on the fully diluted weighted average number of common and common equivalent shares outstanding during the period. Pursuant to rules of the Securities and Exchange Commission, all common and common equivalent shares issued and options, warrants and other rights to acquire shares of common stock at a price less than the initial public offering price granted by the Company during the 12 months preceding the offering date (using the treasury stock method until shares are issued) have been included in the computation of common and common equivalent shares outstanding for all periods prior to the initial public offering.

                            E*TRADE GROUP, INC.
                STATEMENT RE: COMPUTATION OF PER-SHARE EARNINGS

                                (in thousands, except per share amounts)
                             Three Months Ended         Six Months Ended
                                 March 31,                  March 31,
                               1997    1996              1997    1996
                             ---------------            --------------
Weighted average shares
 outstanding                  29,992  15,447            29,989  15,262
Series A convertible
   preferred stock                --   6,000                --   6,000
Series B convertible
   preferred stock                --     949                --     983
Stock options                  3,978   4,942             4,198   5,080
                             ------- -------           ------- -------
Shares used to compute per
 share data                   33,970  27,338            34,187  27,325
                             ======= =======           ======= =======
Net income                     3,054     185           $ 5,314 $ 1,063
                             ======= =======           ======= =======
Net income per share         $   .09 $   .01           $  0.16 $  0.04
                             ======= =======           ======= =======